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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*


                             EURONET WORLDWIDE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.02 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    298736109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Poland Partners, L.P.
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [_]

                                                                (b) [_]
--------------------------------------------------------------------------------
  3     SEC USE ONLY



--------------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION


        Delaware Limited Partnership
--------------------------------------------------------------------------------
                           5    SOLE VOTING POWER
        NUMBER OF

         SHARES                 1,569,446
                          ------------------------------------------------------
      BENEFICIALLY         6    SHARED VOTING POWER

        OWNED BY
                                0
          EACH            ------------------------------------------------------
                           7    SOLE DISPOSITIVE POWER
       REPORTING

         PERSON                 1,569,446
                          ------------------------------------------------------
         WITH:             8    SHARED DISPOSITIVE POWER


                                0
--------------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        1,569,446 shares of Common Stock
--------------------------------------------------------------------------------
 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                    [_]
--------------------------------------------------------------------------------
 11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


        7.4%
--------------------------------------------------------------------------------
 12     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


        PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Poland Partners Management, L.P.
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [_]

                                                                (b) [_]

--------------------------------------------------------------------------------
  3     SEC USE ONLY



--------------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION


        Delaware Limited Partnership
--------------------------------------------------------------------------------
                           5    SOLE VOTING POWER
        NUMBER OF

         SHARES                 1,569,446
                          ------------------------------------------------------
      BENEFICIALLY         6    SHARED VOTING POWER

        OWNED BY
                                0
          EACH            ------------------------------------------------------
                           7    SOLE DISPOSITIVE POWER
       REPORTING

         PERSON                 1,569,446
                          ------------------------------------------------------
         WITH:             8    SHARED DISPOSITIVE POWER


                                0
--------------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        1,569,446 shares of Common Stock
--------------------------------------------------------------------------------
 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                    [_]
--------------------------------------------------------------------------------
 11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


        7.4%
--------------------------------------------------------------------------------
 12     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


        PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Poland Partners Management Company

--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)[_]

                                                                 (b)[_}

--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware Corporation

--------------------------------------------------------------------------------
                           5    SOLE VOTING POWER

                                1,569,446
       NUMBER OF
                          ------------------------------------------------------
         SHARES            6    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                0
                          ------------------------------------------------------
          EACH             7    SOLE DISPOSITIVE POWER
       REPORTING

         PERSON                 1,569,446

                          ------------------------------------------------------
         WITH:             8    SHARED DISPOSITIVE POWER

                                0

--------------------------------------------------------------------------------
 9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,569,446 shares of Common Stock

--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUTIONS) [_]


--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        7.4%

--------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        CO

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Steven J. Buckley

--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                   (a) [_]

                                                                   (b) [_]

--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

--------------------------------------------------------------------------------
                           5    SOLE VOTING POWER

                                2,333

        NUMBER OF         ------------------------------------------------------
                           6    SHARED VOTING POWER
          SHARES
       BENEFICIALLY             1,569,446
                          ------------------------------------------------------
         OWNED BY          7    SOLE DISPOSITIVE POWER

           EACH                 2,333
        REPORTING
                          ------------------------------------------------------
          PERSON           8    SHARED DISPOSITIVE POWER

                                            1,569,446
          WITH:
--------------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,571,779 shares of Common Stock

--------------------------------------------------------------------------------
 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [_]


--------------------------------------------------------------------------------
 11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        7.4%

--------------------------------------------------------------------------------
 12     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Robert L. Conn

--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                   (a) [_]

                                                                   (b) [_]

--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        United Kingdom

--------------------------------------------------------------------------------
                           5    SOLE VOTING POWER

                                0
       NUMBER OF
                          ------------------------------------------------------
         SHARES            6    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                1,569,446
                          ------------------------------------------------------
          EACH             7    SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                 0

                          ------------------------------------------------------
         WITH:             8    SHARED DISPOSITIVE POWER

                                1,569,446

--------------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,569,446

--------------------------------------------------------------------------------
  10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [_]


--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        7.4%

--------------------------------------------------------------------------------
   12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN

--------------------------------------------------------------------------------

                                  Schedule 13G
                                  ------------

Item 1(a).     Name of Issuer:
               --------------

               Euronet Worldwide, Inc.


Item 1(b).     Address of Issuer's Principal Executive Offices:
               -----------------------------------------------

               4601 College Boulevard
               Suite 300
               Leawood, Kansas 66211


Item 2(a).     Names of Persons Filing:
               -----------------------

               Poland Partners, L.P., Poland Partners Management, L.P., Poland Partners Management Company, Steven J. Buckley and Robert L. Conn.

               Steven J. Buckley and Robert L. Conn are each a member of the board of directors and an officer of Poland Partners Management Company. Poland Partner Management Company is the sole general partner of Poland Partners Management, L.P. Poland Partners Management, L.P. is the sole general partner of Poland Partners, L.P.

Item 2(b).     Address of Principal Business Office or, if None, Residence:
               -----------------------------------------------------------

               The address of the principal business office of Poland Partners, L.P., Poland Partners Management, L.P., Poland Partners Management Company, Steven J. Buckley and Robert L. Conn is:

               c/o Innova Capital Sp. z o.o.
               Aurum Building, 4th floor
               ul. Walicow 11
               00-865 Warsaw, Poland

Item 2(c).     Citizenship:
               -----------

               Poland Partners, L.P. and Poland Partners Management, L.P. are limited partnerships organized under the laws of the State of Delaware. Poland Partners Management Company is a corporation organized under the laws of the State of Delaware. Steven J. Buckley is a citizen of the United States of America. Robert L. Conn is a citizen of the United Kingdom.

Item 2(d).     Title of Class of Securities:
               ----------------------------

               Common Stock, $.02 par value per share

Item 2(e).     CUSIP Number:
               ------------

               298736109

Item 3.        If this statement is filed pursuant to Rules 13d-1(b), or
               ---------------------------------------------------------
               13d-2(b) or (c), check whether the person filing is a:
               -----------------------------------------------------

               Not applicable.

Item 4.        Ownership.
               ---------

     (a)       Amount Beneficially Owned:

               As of December 31, 2001, Poland Partners, L.P. was the record owner of 1,569,446 shares of Common Stock (the "Record Shares") and as such may be deemed to have beneficially owned the Record Shares.

               As of December 31, 2001, Poland Partners Management, L.P., by virtue of being the sole general partner of Poland Partners, L.P., may be deemed to have beneficially owned the Record Shares.

               As of December 31, 2001, Poland Partners Management Company, by virtue of being the sole general partner of Poland Partners Management, L.P., may be deemed to have beneficially owned the Record Shares.

               As of December 31, 2001, each of Steven J. Buckley and Robert L. Conn, by virtue of each being a member of the board of directors and an officer of Poland Partners Management Company, may be deemed to have beneficially owned the Record Shares. In addition, as of December 31, 2001, Steven J. Buckley was the record owner of options to purchase 2,333 shares of Common Stock, such options being exercisable within sixty days of December 31, 2001.

               Each reporting person expressly disclaims membership in a group (as that term is used in Rule 13d-5(b)(1)) with respect to each and all other reporting persons.

     (b)       Percent of Class:

               Poland Partners, L.P.:                      7.4%
               Poland Partners Management, L.P.:           7.4%
               Poland Partners Management Company:         7.4%
               Steven J. Buckley:                          7.4%
               Robert L. Conn:                             7.4%

               The foregoing percentages are calculated based on the 21,271,918 shares of Common Stock reported to be outstanding in the Issuer's Quarterly Report on Form 10-Q/A for the quarterly period ended September 30, 2001.

         (c)   Number of shares as to which such person has:

               (i)      sole power to vote or to direct the vote:

                        Poland Partners, L.P.:                      1,569,446
                        Poland Partners Management, L.P.:           1,569,446
                        Poland Partners Management Company:         1,569,446
                        Steven J. Buckley:                          2,333
                        Robert L. Conn:                             0


               (ii)     shared power to vote or to direct the vote:

                        Poland Partners, L.P.:                      0
                        Poland Partners Management, L.P.:           0
                        Poland Partners Management Company:         0
                        Steven J. Buckley:                          1,569,446
                        Robert L. Conn:                             1,569,446


               (iii)    sole power to dispose or to direct the disposition of:

                        Poland Partners, L.P.:                      1,569,446
                        Poland Partners Management, L.P.:           1,569,446
                        Poland Partners Management Company:         1,569,446
                        Steven J. Buckley:                          2,333
                        Robert L. Conn:                             0


               (iv)     shared power to dispose or to direct the disposition of:

                        Poland Partners, L.P.:                      0
                        Poland Partners Management, L.P.:           0
                        Poland Partners Management Company:         0
                        Steven J. Buckley:                          1,569,446
                        Robert L. Conn:                             1,569,446


Item 5.        Ownership of Five Percent or Less of a Class.
               --------------------------------------------

               Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.
               ---------------------------------------------------------------

               Not applicable.

Item 7.           Identification and Classification of the Subsidiary Which
                  ---------------------------------------------------------
                  Acquired the Security Being Reported on by the Parent Holding
                  -------------------------------------------------------------
                  Company.
                  -------

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.
                  ---------------------------------------------------------

                  Not applicable.

Item 9.           Notice of Dissolution of Group.
                  ------------------------------

                  Not applicable.

Item 10.          Certifications.
                  --------------

                  Not applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

                                   Signatures
                                   ----------

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct. Each of the undersigned also hereby agrees to file this statement jointly pursuant to the Agreement listed on Exhibit 1 hereto.
          ---------

Dated:  February 13, 2002


POLAND PARTNERS, L.P.

By:      Poland Partners Management, L.P., its general partner

By:      Poland Partners Management Company, its general partner

By:      /s/ Steven J. Buckley
         ------------------------------------------
         Steven J. Buckley
         Director and President

By:      /s/ Robert L. Conn
         ------------------------------------------
         Robert L. Conn
         Director and Vice President

POLAND PARTNERS MANAGEMENT, L.P.

By:      Poland Partners Management Company, its general partner

By:      /s/ Steven J. Buckley
         ------------------------------------------
         Steven J. Buckley
         Director and President

By:      /s/ Robert L. Conn
         ------------------------------------------
         Robert L. Conn
         Director and Vice President

POLAND PARTNERS MANAGEMENT COMPANY

By:      /s/ Steven J. Buckley
         ------------------------------------------
         Steven J. Buckley
         Director and President

By:      /s/ Robert L. Conn
         ------------------------------------------
         Robert L. Conn
         Director and Vice President

/s/ Steven J. Buckley
-----------------------------------
STEVEN J. BUCKLEY


/s/ Robert L. Conn
-----------------------------------
ROBERT L. CONN

                                                                       Exhibit 1
                                                                       ---------

                                    AGREEMENT

     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock, $.02 par value per share, of Euronet Worldwide, Inc.

     This agreement may be executed in any number of counterparts, each of which shall be deemed an original.

     EXECUTED this 13/th/ day of February, 2002.


POLAND PARTNERS, L.P.

By:  Poland Partners Management, L.P., its general partner

By:  Poland Partners Management Company, its general partner

By:  /s/ Steven J. Buckley
     ------------------------------------------
     Steven J. Buckley
     Director and President

By:  /s/ Robert L. Conn
     ------------------------------------------
     Robert L. Conn
     Director and Vice President


POLAND PARTNERS MANAGEMENT, L.P.

By:  Poland Partners Management Company, its general partner

By:  /s/ Steven J. Buckley
     ------------------------------------------
     Steven J. Buckley
     Director and President

By:  /s/ Robert L. Conn
     ------------------------------------------
     Robert L. Conn
     Director and Vice President

POLAND PARTNERS MANAGEMENT COMPANY

By:   /s/ Steven J. Buckley
      ------------------------------------------
      Steven J. Buckley
      Director and President

By:   /s/ Robert L. Conn
      ------------------------------------------
      Robert L. Conn
      Director and Vice President


/s/ Steven J. Buckley
--------------------------------
STEVEN J. BUCKLEY


/s/ Robert L. Conn
--------------------------------
ROBERT L. CONN